  EXHIBIT 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in United States Dollars)

VOX ROYALTY CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in United States Dollars)

INDEX

Unaudited Condensed Interim Consolidated Statements of Financial Position	1

Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	2

Unaudited Condensed Interim Consolidated Statements of Changes in Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	5 – 16

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Financial Position (Expressed in United States Dollars)

		As at
	Note	September 30, 2024	December 31, 2023
		$	$
Assets
Current assets
Cash and cash equivalents		9,301,289	9,342,880
Accounts receivable	4	2,825,476	3,507,571
Prepaid expenses		166,487	432,251
Total current assets		12,293,252	13,282,702

Non-current assets
Royalty interests	5	38,872,061	37,443,198
Restricted cash		503,230	537,510
Other assets	6	293,582	271,029
Intangible assets	7	1,034,515	1,172,170
Deferred royalty acquisitions	5	19,433	-

Total assets		53,016,073	52,706,609

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	1,379,942	1,840,092
Dividends payable	9	607,059	549,836
Income taxes payable		1,789,245	514,022
Total current liabilities		3,776,246	2,903,950

Non-current liabilities
Deferred tax liabilities		4,997,185	4,878,989

Total liabilities		8,773,431	7,782,939

Equity
Share capital	9	69,368,777	67,889,465
Equity reserves	10	4,490,805	4,157,153
Deficit		(29,616,940)	(27,122,948)

Total equity		44,242,642	44,923,670

Total liabilities and equity		53,016,073	52,706,609

Commitments and contingencies (Note 15)

Subsequent events (Note 20)

Approved by the Board of Directors on November 6, 2024

Signed                           “Kyle Floyd”                          , Director              Signed                       “Robert Sckalor”                                    , Director

See accompanying notes to the unaudited condensed interim consolidated financial statements.

1

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Expressed in United States Dollars)

	Note	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
		$	$	$	$
Revenue
Royalty revenue		2,428,809	3,514,929	8,150,438	9,313,168
Total revenue	17	2,428,809	3,514,929	8,150,438	9,313,168

Cost of sales
Depletion	5	(541,308)	(405,111)	(1,741,810)	(1,407,005)
Gross profit		1,887,501	3,109,818	6,408,628	7,906,163

Operating expenses
General and administration	12,14	(1,219,268)	(1,132,067)	(3,448,473)	(3,989,001)
Share-based compensation	10,14	(367,125)	(396,055)	(1,758,784)	(1,215,289)
Impairment charge	5	-	-	-	(500,000)
Impairment reversal	5	-	250,000	-	250,000
Project evaluation recovery (expenses)	5	(24,382)	67,160	(105,713)	(127,777)
Total operating expenses		(1,610,775)	(1,210,962)	(5,312,970)	(5,582,067)

Income from operations		276,726	1,898,856	1,095,658	2,324,096

Other income (expenses)
Interest and finance expenses	6	(80,184)	-	(234,096)	-
Other income	13	88,283	175,627	201,189	317,814
Income before income taxes		284,825	2,074,483	1,062,751	2,641,910

Income tax expense	18	(392,438)	(1,027,951)	(1,745,339)	(2,325,060)

Net income (loss) and comprehensive income (loss)		(107,613)	1,046,532	(682,588)	316,850

Weighted average number of shares outstanding
Basic		50,405,487	48,151,956	50,223,142	46,414,746
Diluted		50,405,487	48,151,956	50,223,142	46,433,057

Income (loss) per share
Basic		(0.00)	0.02	(0.01)	0.01
Diluted		(0.00)	0.02	(0.01)	0.01

See accompanying notes to the unaudited condensed interim consolidated financial statements.

2

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Expressed in United States Dollars)

	Note	Number of Shares	Share Capital	Equity Reserves	Deficit	Total Equity
		#	$	$	$	$
Balance, December 31, 2022		44,758,269	57,020,116	3,303,503	(24,909,171)	35,414,448
Shares issued in equity financing		3,478,750	8,349,000	-	-	8,349,000
Share issue costs		-	(1,251,599)	-	-	(1,251,599)
Shares issued for royalty milestone payments		215,769	495,446	-	-	495,446
Dividends declared		-	-	-	(1,562,829)	(1,562,829)
Settlement of RSUs		343,658	805,130	(805,130)	-	-
Share-based compensation		-	-	1,371,788	-	1,371,788
Net income and comprehensive income		-	-	-	316,850	316,850

Balance, September 30, 2023		48,796,446	65,418,093	3,870,161	(26,155,150)	43,133,104

Balance, December 31, 2023		49,985,102	67,889,465	4,157,153	(27,122,948)	44,923,670
Share issue costs		-	(24,003)	-	-	(24,003)
Dividends declared	9	-	-	-	(1,811,404)	(1,811,404)
Shares issued – dividends reinvestment plan	9	36,063	78,183	-	-	78,183
Settlement of RSUs	10	567,088	1,425,132	(1,425,132)	-	-
Share-based compensation	10	-	-	1,758,784	-	1,758,784
Net loss and comprehensive loss		-	-	-	(682,588)	(682,588)

Balance, September 30, 2024		50,588,253	69,368,777	4,490,805	(29,616,940)	44,242,642

See accompanying notes to the unaudited condensed interim consolidated financial statements.

3

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Cash Flows (Expressed in United States Dollars)

	Note	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
		$	$	$	$
Cash flows from operating activities
Net income (loss) for the period		(107,613)	1,046,532	(682,588)	316,850
Adjustments for:
Fair value change of other liabilities	13	-	(190,147)	-	(346,843)
Deferred tax expense (recovery)	18	(56,319)	561,947	118,196	1,706,030
Foreign exchange gain on cash and cash equivalents		885	15,171	13,878	36,185
Write-off of deferred royalty acquisitions	5	-	-	-	114,162
Share-based compensation	10,14	367,125	396,055	1,758,784	1,215,289
Impairment charge	5	-	-	-	500,000
Impairment reversal	5	-	(250,000)	-	(250,000)
Interest and finance expenses	6	80,184	-	234,096	-
Amortization	7	45,885	45,885	137,655	137,655
Depletion	5	541,308	405,111	1,741,810	1,407,005
		871,455	2,030,554	3,321,831	4,836,333
Changes in non-cash working capital:
Accounts receivable		485,391	(1,468,422)	682,095	(2,014,880)
Prepaid expenses		131,651	83,019	265,764	251,487
Accounts payable and accrued liabilities		196,511	336,476	(211,161)	(72,531)
Income taxes payable		427,160	377,874	1,275,223	(71,100)
Net cash flows from operating activities		2,112,168	1,359,501	5,333,752	2,929,309

Cash flows used in investing activities
Acquisition of royalties	5	(5,500)	(4,488,604)	(3,170,673)	(4,488,604)
Restricted cash		-	130,305	34,280	130,305
Deferred royalty acquisitions	5	(12,940)	6,967	(18,956)	(52,746)
Net cash flows used in investing activities		(18,440)	(4,351,332)	(3,155,349)	(4,411,045)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares		-	1,089,000	-	8,349,000
Share issue costs		-	(371,240)	(24,003)	(1,072,556)
Transaction costs related to credit facility	6	-	-	(459,944)	-
Payments of interest on credit facility	6	(21,233)	-	(46,171)	-
Dividends paid	9	(573,034)	(529,672)	(1,675,998)	(1,473,651)
Net cash flows from (used in) financing activities		(594,267)	188,088	(2,206,116)	5,802,793

Increase (decrease) in cash and cash equivalents		1,499,461	(2,803,743)	(27,713)	4,321,057
Impact of foreign exchange on cash and cash equivalents		(885)	(15,171)	(13,878)	(36,185)
Cash and cash equivalents, beginning of the period		7,802,713	11,278,440	9,342,880	4,174,654

Cash and cash equivalents, end of the period		9,301,289	8,459,526	9,301,289	8,459,526

Supplemental cash flow information (Note 16)

See accompanying notes to the unaudited condensed interim consolidated financial statements

4

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Expressed in United States Dollars)

1 .Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario). The Company’s registered office is 66 Wellington Street West, Suite 5300, TD Bank Tower Box 48, Toronto, ON, M5K 1E6, Canada. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market LLC (“Nasdaq”), under the ticker symbol “VOXR”.

Vox is a mining royalty company focused on accretive acquisitions. Approximately 85% of the Company’s royalty assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing acquiring royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties.

2. Basis of preparation

(a) Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and apply the same material accounting policy information and application as disclosed in the annual financial statements for the year ended December 31, 2023. They do not include all of the information and disclosures required by International Financial Reporting Standards (“IFRS”) for annual statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed interim consolidated financial statements. Operating results for the period ended September 30, 2024 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2024. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2023.

These unaudited condensed interim consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on November 6, 2024.

(b) Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. These unaudited condensed interim consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its four wholly-owned subsidiaries.

(c) Principles of consolidation

These unaudited condensed interim consolidated financial statements incorporate the accounts of the Company and its wholly-owned subsidiaries: SilverStream SEZC (Cayman Islands), which in turn owns all of the shares of Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Ontario, Canada); and Vox Royalty USA Ltd. (Delaware, USA).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d) Changes in accounting policies

Certain new accounting standards and interpretations have been published that were required to be adopted effective January 1, 2024. These standards did not have a material impact on the Company’s current or future reporting periods.

Amendments – IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

-	the carrying amount of the liability;
-	information about the covenants; and
-	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

5

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Expressed in United States Dollars)

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a significant impact on the unaudited condensed interim consolidated financial statements.

(e) Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2024, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

3. Significant judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements were the same as those applied to the Company’s annual financial statements for the year ended December 31, 2023.

4. Accounts receivable

	September 30, 2024	December 31, 2023
	$	$
Royalties receivable	2,809,265	3,414,128
Sales tax recoverable	16,211	93,443

	2,825,476	3,507,571

Royalties receivable represents amounts that are generally collected within 45 days of quarter-end.

6

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Expressed in United States Dollars)

5. Royalty interests

As at and for the nine months ended September 30, 2024:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	(Impairment) reversal	Ending	Opening	Depletion	Ending	Carrying Amount
		$	$	$	$	$	$	$	$
Wonmunna	Australia	14,676,626	31,142	-	14,707,768	(2,137,537)	(1,301,711)	(3,439,248)	11,268,520
Royalty portfolio	Australia	5,205,731	-	-	5,205,731	-	-	-	5,205,731
Janet Ivy	Australia	4,457,600	-	-	4,457,600	(244,817)	(224,230)	(469,047)	3,988,553
Castle Hill portfolio	Australia	-	3,139,531	-	3,139,531	-	-	-	3,139,531
Koolyanobbing	Australia	2,649,738	-	-	2,649,738	(1,712,526)	(204,875)	(1,917,401)	732,337
South Railroad	USA	2,316,757	-	-	2,316,757	(123,907)	(5,877)	(129,784)	2,186,973
Limpopo	South Africa	1,150,828	-	-	1,150,828	-	-	-	1,150,828
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	1,130,068
Bullabulling	Australia	953,349	-	-	953,349	-	-	-	953,349
Goldlund	Canada	1,258,810	-	-	1,258,810	-	-	-	1,258,810
Brits	South Africa	764,016	-	-	764,016	-	-	-	764,016
Otto Bore	Australia	583,612	-	-	583,612	-	-	-	583,612
Lynn Lake (MacLellan)	Canada	873,088	-	-	873,088	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(111,301)	(3,091)	(114,392)	361,331
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	-	467,983	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	311,742
Cardinia	Australia	302,850	-	-	302,850	-	-	-	302,850
Brauna	Brazil	262,328	-	-	262,328	(100,423)	(2,026)	(102,449)	159,879
Montanore	USA	61,572	-	-	61,572	-	-	-	61,572
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	210,701
Other	Australia	1,768,873	-	-	1,768,873	(29,842)	-	(29,842)	1,739,031
Other	Canada	624,919	-	-	624,919	-	-	-	624,919
Other	Peru	45,609	-	-	45,609	-	-	-	45,609

Total		41,903,551	3,170,673	-	45,074,224	(4,460,353)	(1,741,810)	(6,202,163)	38,872,061

Total royalty interests include carrying amounts in the following countries:

	September 30, 2024	December 31, 2023
	$	$
Australia	31,296,236	29,859,470
Canada	2,756,817	2,756,817
USA	2,248,545	2,254,422
South Africa	1,914,844	1,914,844
Brazil	610,010	612,036
Peru	45,609	45,609

	38,872,061	37,443,198

Royalties acquired during the nine months ended September 30, 2024

On May 14, 2024, the Company completed the acquisition of the Castle Hill royalty portfolio, an advanced portfolio of four Australian royalties at various stages of development (construction, development and exploration) and the rights to one production-linked milestone payment, for total cash consideration on closing of $3,119,814 (A$4,700,000). The Company also incurred $19,717 of legal and professional fees related to the acquisition of the Castle Hill royalty portfolio.

Deferred royalty acquisitions

Deferred royalty acquisitions as at September 30, 2024 of $19,433 (December 31, 2023 - $Nil) relates to costs incurred prior to the execution and closing of a royalty acquisition. Deferred royalty acquisition costs are reallocated to royalty interests upon signing of a definitive agreement. If management determines not to proceed with a proposed acquisition, the deferred costs are expensed as project evaluation expenses.

7

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Expressed in United States Dollars)

Impairment reversal on British King royalty

On September 21, 2023, SilverStream SEZC (“SilverStream”) agreed to the following:

•	SilverStream’s historical 1.5% NSR on the first 10,000oz produced and 5.25% gold stream thereafter originally granted to SilverStream by the prior operator was extinguished;
•	A new 1.25% NSR gold royalty interest was assigned to Vox Royalty Australia Pty Ltd (“Vox Australia”) by the prior operator in connection with the transfer of the project from the prior operator to the new operator; and
•	Vox received $126,390 (A$200,000) for reimbursement of legal fees, which was recorded as a reduction of project evaluation expenses in the consolidated statements of income (loss) and comprehensive income (loss).

As a result of the new 1.25% NSR gold royalty assigned to Vox by the prior operator, the Company considered this an indicator of impairment reversal and determined that the recoverable amount was $250,000, which was recognized as an impairment reversal in the consolidated statements of income (loss) and comprehensive income (loss).

Impairment charge

During the period ended June 30, 2023, the Company became aware that the operator of the Alce exploration project did not renew the relevant mining concessions and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company concluded that the Alce royalty should be fully impaired as of June 30, 2023, and the carrying value of the investment of $500,000 had been reduced to $nil.

6. Credit facility

Facility terms

On January 16, 2024, the Company entered into a definitive credit agreement with the Bank of Montreal (“BMO”) providing for a $15,000,000 secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10,000,000 of availability, subject to certain conditions. The Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Facility bear interest at either (i) a rate determined by reference to the U.S. dollar base rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.60% to 3.60% per annum. The undrawn portion of the Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent on the Company’s leverage ratio (as defined in the credit agreement with BMO dated January 16, 2024). The Facility has an initial term that matures on December 31, 2025 and is extendable one-year at a time through mutual agreement between Vox and BMO. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at September 30, 2024, Vox was in compliance with all such covenants.

As at September 30, 2024, there were no outstanding amounts under the Facility.

Other assets (Facility transaction costs)

The Company incurred $459,944 of legal fees, of which $271,029 was incurred during the year ended December 31, 2023, included in Other Assets on the unaudited condensed interim consolidated statements of financial position, relating to the work performed to implement the Facility. On execution of the Facility on January 16, 2024, the Company paid BMO a one-time arrangement fee of 0.5% and a two-year upfront fee of 0.25% per annum on the total Facility amount, being $150,000 in the aggregate.

The following summarizes the change in other assets as at September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	271,029	-
Facility transaction costs incurred during the period	188,915	271,029
Amortization expense of Facility transaction costs	(166,362)	-

Balance, end of period	293,582	271,029

8

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Expressed in United States Dollars)

Interest and finance expenses

The following summarizes the interest and finance expenses for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
	$	$	$	$
Amortization expense of Facility transaction costs	58,716	-	166,362	-
Interest expense on Facility	21,468	-	67,734	-

	80,184	-	234,096	-

7. Intangible assets

Intangible assets are comprised of the Mineral Royalties Online (“MRO”) royalty database.

Database
$
Cost at:
December 31, 2023	1,837,500
September 30, 2024	1,837,500

Accumulated amortization at:
December 31, 2023	665,330
Amortization	137,655
September 30, 2024	802,985

Net book value at:
December 31, 2023	1,172,170
September 30, 2024	1,034,515

On October 25, 2023, the Company entered into an Intellectual Property Licensing Agreement (“IP Licensing Agreement”) with a private investment group, in respect of certain coal royalties in Vox’s MRO royalty database. As part of the IP Licensing Agreement, on the successful closing of relevant coal royalty transactions, Vox will receive a Transaction Fee of up to 3.0% of the upfront purchase price and up to 3.0% of any future earn out payments or contingent payments associated with any applicable coal royalty assets acquired.

8. Accounts payable and accrued liabilities

	September 30, 2024	December 31, 2023
	$	$
Trade payables	123,021	362,198
Sales tax payable	547,616	653,792
Accrued liabilities	709,305	824,102

	1,379,942	1,840,092

9. Share capital

Authorized

The authorized share capital of the Company is an unlimited number of common shares without par value.

The number of common shares issued and outstanding as at September 30, 2024 and at December 31, 2023 is as follows:

	September 30, 2024	December 31, 2023
	$	$
Issued and outstanding: 50,588,253 (December 31, 2023: 49,985,102) common shares	69,368,777	67,889,465

9

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Expressed in United States Dollars)

Dividends

The following table provides details on the dividends declared for the nine months ended September 30, 2024.

Declaration date	Dividend per common share	Record date	Payment date	Dividends payable
	$			$
March 7, 2024	0.012	March 29,2024	April 12, 2024	601,462
May 8, 2024	0.012	June 28, 2024	July 12, 2024	602,883
August 7, 2024	0.012	September 27, 2024	October 11, 2024	607,059

	0.036			1,811,404

Total dividends paid for the nine months ended September 30, 2024, included $78,183 paid in shares through the dividend reinvestment program, being 36,063 common shares issued at a discount rate of 5%.

10. Equity reserves

Warrants

The following summarizes the warrant activity for the nine months ended September 30, 2024 and 2023:

	September 30, 2024		September 30, 2023
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	3,600,000	4.50	3,600,000	4.50
Expired	(3,600,000)	4.50	-	-

Outstanding, end of period	-	-	3,600,000	4.50

Exercisable, end of period	-	-	3,600,000	4.50

See Note 11 for additional warrants classified as other liabilities.

Options

The Company maintains an omnibus long-term incentive plan (the “Plan”) whereby certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The exercise price, expiry date, and vesting terms are determined by the Board of Directors. The Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of grant.

The following summarizes the stock option activity for the nine months ended September 30, 2024 and 2023:

	September 30, 2024		September 30, 2023
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	1,347,398	3.70	1,603,984	3.71
Granted	240,000	4.16	-	-
Cancelled	(240,560)	4.16	-	-
Forfeited	-	-	(68,732)	4.16

Outstanding, end of period	1,346,838	3.70	1,535,252	3.69

Exercisable, end of period	1,286,838	3.68	1,368,578	3.63

10

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Expressed in United States Dollars)

The following table summarizes information of stock options outstanding as at September 30, 2024:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	680,703	1.75	680,703	1.75
March 9, 2027	4.16	666,135	2.44	606,135	2.44

		1,346,838	2.09	1,286,838	2.07

During the nine months ended September 30, 2024:

-	240,000 stock options were granted, and vest in 25% increments on each of June 12, 2024, June 30, 2024, September 30, 2024, and December 31, 2024.
-	240,560 stock options were cancelled.

The share-based compensation expense related to the stock option grant is recorded over the vesting period, being the duration of the 2024 calendar year, as per the terms of the service agreement.

Restricted Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash.

During the nine months ended September 30, 2024, 968,448 RSUs were granted, and vest in 25% increments on each of June 30, 2024, December 31, 2024, June 30, 2025, and December 31, 2025. The share-based compensation expense related to RSU grants is recorded over the vesting period.

The following summarizes the RSU activity for the nine months ended September 30, 2024 and 2023:

	September 30, 2024		September 30, 2023
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	952,018	2.62	615,044	2.56
Granted	968,448	2.00	725,157	2.60
Settled	(567,088)	2.51	(343,658)	2.34
Forfeited	-	-	(4,559)	3.01

Outstanding, end of period	1,353,378	2.22	991,984	2.63

Vested, end of period	425,155	2.46	379,649	2.61

11. Other liabilities

Warrants

The following summarizes the warrant activity for the nine months ended September 30, 2024 and 2023:

	September 30, 2024		September 30, 2023
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	2,807,883	4.50	5,097,550	4.50
Expired	(2,807,883)	4.50	(2,289,667)	4.50

Outstanding, end of period	-	-	2,807,883	4.50

Exercisable, end of period	-	-	2,807,883	4.50

11

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Expressed in United States Dollars)

12. General and administration

The Company’s general and administration expenses incurred for the three and nine months ended September 30, 2024 and 2023 are as follows:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
	$	$	$	$
Corporate administration	370,840	314,521	932,356	978,478
TSX listing costs	-	-	-	147,327
Professional fees	121,644	116,708	328,212	533,718
Salaries and benefits	640,752	625,500	1,943,645	2,102,013
Director fees	40,147	29,453	106,605	89,810
Amortization	45,885	45,885	137,655	137,655

	1,219,268	1,132,067	3,448,473	3,989,001

13. Other income

The Company’s other expenses for the three and nine months ended September 30, 2024 and 2023 are as follows:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
	$	$	$	$
Interest income	122,498	155,353	368,680	277,937
Foreign exchange expense	(34,215)	(169,873)	(167,491)	(306,966)
Fair value change of other liabilities	-	190,147	-	346,843

	88,283	175,627	201,189	317,814

14. Related party transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the three and nine months ended September 30, 2024 and 2023.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and EVP – Australia.

The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2024 and 2023 are as follows:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
	$	$	$	$
Short-term employee benefits	532,685	580,565	1,601,564	1,841,526
Share-based compensation	322,040	407,291	1,586,221	1,110,724

	854,725	987,856	3,187,785	2,952,250

15. Commitments and contingencies

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended September 30, 2024, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

12

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Expressed in United States Dollars)

Litigation matter

Titan

During the year ended December 31, 2023, the Company and SilverStream became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects did not renew all or substantially all of the relevant mining concessions and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1,000,000 was reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1,000,000 of the 2023 impairment charge, which would increase net income by the equivalent amount. During the nine months ended September 30, 2024, no replacement royalties have been granted.

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Titan assets. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. As at September 30, 2024, the proceeding is ongoing.

Commitments

The Company is committed to minimum annual lease payments for its premises and certain consulting agreements, as follows:

October 1, 2024 to September 30, 2025
$
Leases	14,750
Consulting agreements	68,517

83,267

Contingencies

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,593,081
Brits(1)(4)	1,250,000
Bullabulling(2)(5)	691,385
Koolyanobbing(6)	345,692
El Molino(7)	450,000
Uley(1)(8)	152,105
Winston Lake(9)	74,080
Norbec & Millenbach(9)	18,520

9,574,863

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(5)

Milestone payments include: (i) A$500,000 upon the Operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

13

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Expressed in United States Dollars)

16. Supplemental cash flow information

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
	$	$	$	$
Change in accrued other assets	-	-	(271,029)	-
Change in accrued deferred royalty acquisitions	(12,463)	(7,348)	477	(52,516)
Change in accrued royalty interests	(5,500)	66,142	-	101,085
Change in accrued interest expense on Facility	235	-	21,563	-
Change in accrued share issue costs	-	(271,024)	-	-
Share issuance for royalty milestone payments	-	-	-	495,446
Reclassification of prepaid expenses to share issue costs	-	-	-	179,043

17. Segment information

For the nine months ended September 30, 2024 and 2023, the Company operated in one reportable segment being the acquisition of royalty interests.

For the three and nine months ended September 30, 2024 and 2023, revenues generated from each geographic location is as follows:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
	$	$	$	$
Australia	2,428,809	3,497,424	8,130,121	8,364,415
Nigeria	-	-	-	882,922
Brazil	-	17,505	4,812	50,326
USA	-	-	15,505	15,505

Total	2,428,809	3,514,929	8,150,438	9,313,168

The Company has the following non-current assets in seven geographic locations:

	September 30, 2024	December 31, 2023
	$	$
Australia	31,818,899	30,396,980
Canada	3,050,399	3,027,846
USA	2,248,545	2,254,422
South Africa	1,914,844	1,914,844
Cayman Islands	1,034,515	1,172,170
Brazil	610,010	612,036
Peru	45,609	45,609

Total	40,722,821	39,423,907

18. Income taxes

For the three and nine months ended September 30, 2024 and 2023, income tax recognized in net loss and comprehensive loss is comprised of the following:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
	$	$	$	$
Current tax expense	448,757	466,004	1,627,143	619,030
Deferred tax expense (recovery)	(56,319)	561,947	118,196	1,706,030

Income tax expense	392,438	1,027,951	1,745,339	2,325,060

14

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Expressed in United States Dollars)

19. Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the nine months ended September 30, 2024, and the year ended December 31, 2023.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operations and holding of cash and cash equivalents. As at September 30, 2024, the Company had cash and cash equivalents of $9,301,289 (December 31, 2023 - $9,342,880) and working capital of $8,517,006 (December 31, 2023 - $10,378,752).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian-denominated monetary assets and liabilities at September 30, 2024, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net loss and other comprehensive loss by $525,000.

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended September 30, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net loss and other comprehensive loss by approximately $112,500.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and income tax liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

15

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Expressed in United States Dollars)

As at September 30, 2024 and December 31, 2023, the Company does not have any financial instruments measured at fair value after initial recognition.

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalty interests, while optimizing its capital structure by balancing debt and equity. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities. As at September 30, 2024, the capital structure of the Company consists of $44,242,642 (December 31, 2023 - $44,923,670) of total equity, comprising of share capital, equity reserves, and deficit.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

20. Subsequent events

On November 6, 2024, the Board of Directors of the Company declared a quarterly dividend of $0.012 per common share payable on January 14, 2025, to shareholders of record as of the close of business on December 31, 2024.

16